

06005274

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ ENDING ___December 31, 2005___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Barriger & Barriger Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

198 Bridgeville Road
_____
(No. and Street)

Monticello	New York	12701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Barriger   914-791-6600
_____
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY AND GOLD, LLP
_____
(Name – if individual, state last, first, middle name)

310 NORTHERN BLVD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 8 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (06-02)   *Persons who are to respond to the collection of information*
                         contained in this form are not required to respond unless the
                         form displays a currently valid OMB control number



OATH OR AFFIRMATION

I,___Lloyd Barriger_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Barriger & Barriger Incorporated_____,as of

December 31_____,2005___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                                    Signature

                                                        Chairman
_____
                                                                    Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

✗ (a) Facing Page
✗ (b) Statement of Financial Condition.
✗ (c) Statement of Income (Loss)
✗ (d) Statement of Cash Flows.
✗ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
    (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✗ (g) Computation of Net Capital.
    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
    (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
    (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
    (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
✗ (l) An Oath or Affirmation.
    (m) A copy of the SIPC Supplemental Report.
    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✗ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Barriger & Barriger Incorporated
Monticello, New York

We have audited the accompanying statement of financial condition of Barriger & Barriger Incorporated as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barriger & Barriger Incorporated as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2006

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-364

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	55,556
Commissions receivable		34,740
Due from clearing broker		25,000
Securites owned, not readily marketable, at estimated fair value		1,650
Other assets		1,747
	$	118,693

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	8,252

Stockholders' equity

Common stock, $1 par value; 20,000 shares authorized,		
2,000 shares issued and outstanding		2,000
Additional paid-in-capital		146,908
Retained earnings (deficit)		(38,467)
		110,441
	$	118,693

Levy & Gold, LLP

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES

Trading	$	495,516
Interest and other income		17,313
		512,829

EXPENSES

Salaries and payroll costs	260,987
Commissions and clearing charges	71,394
Communication	21,944
Occupancy	19,838
Operating expenses	141,774
	515,937

NET LOSS	$	(3,108)

Levy & Gold, LLP

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net loss	$ (3,108)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	836
Other assets	77
Increase (decrease) in liabilities:	
Accrued expenses	5,417
Total adjustments	6,330
Net cash provided by operating activities	3,222
NET INCREASE IN CASH	3,222
CASH - BEGINNING	52,334
CASH - END	$ 55,556

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income Tax	$ 100

Levy & Gold, LLP

BARRIGER & BARRIGER INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 2,000	$ 146,908	$ (35,359)	$ 113,549
Net loss	-	-	(3,108)	(3,108)
Distributions	-	-	-	-
Balance - end	$ 2,000	$ 146,908	$ (38,467)	$ 110,441

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1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Barriger & Barriger Incorporated (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2005.

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to state franchise taxes.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that First Clearing Corporation. ("FCC") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, FCC records customer transactions on a settlement date basis, which is generally three business days after the trade date. FCC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FCC may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FCC is charged back to the Company.

The Company, in conjunction with FCC controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FCC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

BARRIGER & BARRIGER INCORPORATED

The Company is located in Monticello, New York and its customers are primarily located in Sullivan County, New York.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. **PENSION PLAN**

The Company has a defined contribution pension plan which covers substantially all employees. The plan calls for contributions based on a specified percentage of employees salary and annual contributions are at the option of the Company. Contributions to the plan are included in salaries and payroll costs and were approximately $60,000 for the year ended December 31, 2005.

3. **COMMITMENTS AND CONTINGENCIES**

The Company has entered into a lease for premises expiring October 30, 2010, with an option to renew for an additional five years. The lease calls for annual rent of approximately $13,200 plus increases based on specified escalations. Rent expense was approximately $20,000 for the year ended December 31, 2005. Future minimum lease commitments are as follows:

Years Ended December 31,

2006	$13,000
2007	13,000
2008	13,000
2009	13,000
2010	11,000
	$63,000

4. **SECURITIES OWNED, NOT READILY MARKETABLE**

At December 31, 2005 securities owned, not readily marketable consist of Nasdaq Stock Market, Inc. stock and warrants at an estimated value of $1,650.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities or to the Company.

-7-

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3**

    The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

6. **NET CAPITAL REQUIREMENT**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $107,044 which was $57,044 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 8% as of December 31, 2005.

Levy & Gold LLP

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL

Stockholder's equity	$	110,441
Deductions and/or charges:		
Non-allowable assets		3,397
NET CAPITAL	$	107,044
AGGREGATE INDEBTEDNESS	$	8,252
MINIMUM NET CAPITAL REQUIRED	$	50,000
EXCESS OF NET CAPTIAL OVER MINIMUM REQUIREMENTS	$	57,044
PERCENTAGE OF AGGREGATE INDEBTEDNESS		
TO NET CAPTIAL		8%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital
calculated above and the Company's computation included in Part IIA of Form
X-17a-5 as of December 31, 2005.

See independent auditors' report

Levy & Gold, LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIREDBY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Barriger & Barriger Incorporated
Monticello, New York

In planning and performing our audit of the financial statements and supplemental schedule of Barriger & Barriger Incorporated (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Barriger & Barriger Incorporated for the year ended December 31, 2005 and this report does not affect our report thereon dated February 9, 2006.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

Levy & Holl LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2006